EXHIBIT TO ITEM 77M

      MERGERS


Touchstone Strategic Trust

      On April 18, 2017 the Board of Trustees of Touchstone Strategic Trust approved the Agreement and Plan of Reorganization (the 'Plan') between Sentinel Group Funds Inc. and the Touchstone Strategic Trust, whereby all assets of each target fund would transfer to each acquiring fund all of its assets, subject to all of its liabilities, in exchange for shares of each of the acquiring funds as indicated below.

Target Funds
       Acquiring Funds

Sentinel Multi-Asset Income Fund
       Touchstone Flexible Income Fund

Sentinel Sustainable Core Opportunities Fund
       Touchstone Sustainability and Impact Equity Fund


      Circumstances and details of the reorganization are described and incorporated by reference to Form N-14 filed with the Securities and Exchange Commission ("SEC") via Edgar on July
25, 2017 (Accession No.: 0001398344-17-009000).